Filed by Aviat Networks, Inc. pursuant to
Rule 425 under the Securities Act of 1933
Subject Company: Ceragon Networks Ltd.
Commission File No.: 000-30862

Event Type: Acquisition Proposal of Ceragon Networks Ltd by Aviat Networks, Inc Call
Date: 2022-06-27
Company: Aviat Networks, Inc.
Ticker: AVNW
COMPANY PARTICIPANTS
    Andrew Fredrickson - Aviat Networks, Inc., Director, Corporate Development and Investor Relations
    Peter A. Smith - Aviat Networks, Inc., President, Chief Executive Officer & Director
    David M. Gray - Aviat Networks, Inc., Chief Financial Officer & Senior Vice President
OTHER PARTICIPANTS
    Scott W. Searle – Analyst
    Tim Savageaux – Analyst
    Erik Suppiger – Analyst
    Dave Kang – Analyst
    Theodore R. O'Neill – Analyst
    Alex Henderson – Analyst
    George Iwanyc - Analyst
MANAGEMENT DISCUSSION SECTION
Operator
Good evening. Welcome to Aviat Networks Investor Update Call. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. Please note this conference is being recorded.
I will now turn the conference over to your host, Mr. Andrew Fredrickson, Director of Investor Relations. Thank you.
You may begin.
Andrew Fredrickson

Good evening, and thank you for joining Aviat Networks Investor Update Call to discuss our proposal to acquire Ceragon Networks, and demand for an extraordinary shareholder meeting. You can find our press releases, and the accompanying investor presentation in the IR section of our website at www.aviatnetworks.com along with a replay of today's call in approximately two hours.
With me today are Pete Smith, Aviat's President and CEO; and David Gray, Aviat's CFO, who will provide an overview of our proposal, and the strategic and financial rationale behind the proposed transaction. We will then open the call for Q&A.
As a reminder, during today's call, management may make forward-looking statements regarding Aviat's business, including but not limited to statements relating to financial projections, business drivers, new products and expansions, the impact of COVID-19, and economic activity in different regions. These and other forward-looking statements reflect the company's opinions only as of the date of this call and involve assumptions, risks, uncertainties that could cause actual results to differ materially from those statements. Additional information on factors that could cause actual results to differ materially from the statements made on this call can be found it in our Annual Report on Form 10-K, filed with the SEC on August 25, 2021. The company undertakes no obligation to revise or make public any revisions of these forward-looking statements in light of new information or future events.
Additionally, this call in the investor presentation does not constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities nor will there be any sale of securities in any state or jurisdiction in which such offer or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, or an exemption therefrom.
At this time, I would like to turn the call over to Aviat's President and CEO, Pete Smith. Pete?
Peter A. Smith
Thanks, Andrew. Good evening, everyone. We will use the presentation on the Aviat investor website as a guide. Thanks for joining this special Aviat investor call about our proposed offer to acquire Ceragon. Since I've been in Aviat, many shareholders and analysts have suggested we can create a lot of value through the combination of the two companies. Today, we are taking action to realize that value. We have publicly offered $2.80 per share in cash for Ceragon, valuing the company at approximately $257 million, assuming $22 million of net debt.
Turning to slide 4, Aviat's proposed acquisition of Ceragon will create a global wireless transport specialist capable of competing with the large scale generalists on a technological basis. By that, I mean, both hardware and software. As I'll describe later, this opens up new growth channels for us and ensures we can stay ahead of the industry on innovation.
In addition, there are significant cost synergies, some of which can be used for growth and some for savings. We have modeled $35 million in cost savings that we plan on realizing in the first two years after close. Importantly, this combination accelerates our strategic plan and is expected to be accretive to our shareholders by the end of year one.
Turning to slide 5. Before I get into the detail about our offer and why we are confident that it would create substantial value, I want to discuss some of the mechanics. We have worked for several months to engage in discussions with Ceragon making various proposals, including with a mixture of cash and stock. We're going public because all of our previous approaches have been rebuffed. We have actively addressed (00:05:06) by Ceragon board as detailed in a letter we released publicly today.
Despite our efforts and the tremendous value this presents for Ceragon's shareholders, the board continues to refuse to engage with us and has responded only with a series of unreasonable conditions we consider far outside market practice. Therefore, today, we made our offer public. Further, we have established a 5% equity position in Ceragon. With that level of ownership, we have the right to request changes to the board, and have requested that Ceragon convene an extraordinary shareholder meeting. We are seeking to expand the size of the Ceragon board and elect five independent nominees proposed by Aviat, replacing three existing Ceragon Directors who have not demonstrated the independence to evaluate our proposal properly. We hope that our nominees are elected and that our proposal then receives proper consideration. While we are fully prepared to pursue this step, we remain hopeful that the Ceragon board will agree to negotiate a transaction with us.
Turning to slide 6, we see significant benefits from scale, enabling us to compete in more geographies and more verticals. We have strength in North America. We'll benefit from Ceragon's significant presence in many high growth markets that we currently don't serve, including India. We anticipate a pro forma geographic mix of approximately 40% North America, 60% rest of the world. Our businesses are highly complementary which gives us confidence that the combination would yield significant financial benefits. We are modeling adjusted EBITDA margins of 15-plus percent for the combined company post synergies in year three, which exceeds both companies' existing standalone margins.
On slide 7, you can see that Ceragon has seen significant value destruction in recent years under the leadership of the same board that refuses to engage in discussions with us about a value-creating transaction. That said, we see tremendous opportunity from a combined platform the new oversight of Ceragon's assets. We doubt that Ceragon's stock price and business performance will significantly improve while the company remains a standalone organization under the current strategy and management team.
In the near term, under the current management team's and board's stewardship, Ceragon's gross margins have declined from 34% in calendar year 2019 to 30% over the last 12 months. As I noted above, we anticipate significant margin expansion by combining the two companies, and we've demonstrated an ability to make operational improvements that drive tangible financial improvement.
In the mid to long term, while Ceragon would have shareholders believe that the delayed rollout of its next generation chip will unlock value, we believe a combined company could provide far more value to both shareholders and customers by offering Aviat's next generation System on Chip in partnership with MaxLinear, which is based on a newer generation of technology, and we believe will offer significant differentiation. By offering this chip across a broader geographic footprint and in more verticals underpinned by a leaner and stronger organization, the combined company will offer technological advantage to customers in the medium to long-term, while also providing meaningful growth to shareholders. To summarize, without our offer for and stewardship of Ceragon's business, we do not expect to see significant change in the company's stock performance nor its operating results.
On slide 8, you can see that our cash offer is far superior and carries much lesser execution risk for Ceragon shareholders than the continued execution of Ceragon's standalone strategy. The transaction we propose really is a win-win for both Ceragon and Aviat shareholders. For these reasons, we are confident that Ceragon shareholders will support our board nominees. We're also asking Ceragon shareholders to make their views heard to their board, and urge the board to work towards a negotiated transaction.

Now on slide 9, I'll get into more detail about the strategic fit and financial benefits of the proposed transaction for Aviat shareholders. We compete against several large generalist players. We think this combination will provide the scale, efficiency, technology, and innovation that will separate us from the pack. This opens up an entire new market segment for us, and allows us to operate more efficiently so we can compete even more effectively.
Moving to slide 10, we have discussed our strategy with regards to end markets, and this combination would make a stronger presence in private networks in 5G and in rural broadband. These are attractive, growing markets.
Slide 11 shows the geographic diversification that the combination would yield. This, again, opens us to increased geographic exposure and reduced customer concentration. We have minimal customer overlap, so we don't anticipate cannibalization. This is almost entirely new opportunity we're pursuing.
On slide 12, you can see the significant cost savings we anticipate, which all leads to margin expansion and greater ability to invest in growth over time.
Moving to slide 13, this industry evolves rapidly and this combination ensures that we'll have the resources and capabilities to lead the industry in the future. You can see some of the growth opportunities we anticipate on slide 12. A stronger and leaner company with more resources and more technology leadership is a great result for our customers, in addition to the benefit it provides to our shareholders.
On slide 14, I'll share some financial perspective on the proposed transaction and combined company. We anticipate pro forma revenue of $590 million and approximately 15-plus-percent adjusted EBITDA margins. We're maintaining a strong balance sheet with modest debt of $215 million, which we expect to refinance over time. All of this yields earnings accretion one year after close. With all of that, you can see why we're so excited about the combination and hope that Ceragon board will act in the best interest of their own shareholders and support the combination.
On slide 15, I'll walk through our path forward. As I mentioned, we have requested a meeting of the Ceragon shareholders. Aviat shareholders will be able to vote to expand the board and elect our nominees. Today, we issued a press release with additional detail about our nominees who, if elected, will act as independent fiduciaries serving the best interests of Ceragon shareholders. We expect that Extraordinary Meeting of Shareholders to be held in early September. In the meantime, we hope to engage in negotiations with Ceragon's board. We are confident we have a clear path forward to executing this transaction.
To move to conclusion, over the past 2.5 years, Aviat has implemented an operating system to achieve top line growth, margin improvement, notwithstanding the inflationary environment, and improved profitability. Given Ceragon's drop in share price, margins and profitability, we estimate that the acquisition by Aviat would improve the business as well as the customer and supplier experience. Our offer is a very compelling 51% premium to the 60-day volume weighted average price of Ceragon stock. We are offering a 14.5x multiple of EBITDA. This is compelling and represents certainty for Ceragon shareholders, as well as significant and de-risk value creation potential for Aviat shareholders.
Operator, let's open it up for questions.
QUESTION AND ANSWER SECTION
Operator

We'll take our first question from Scott Searle of Roth Capital. Your line is open.
Analyst: Scott W. Searle
Question – Scott W. Searle: Hey. Good afternoon. Thanks for taking the question. Hey, Pete. Just want to clarify quickly again, the cost synergy timeline that you're talking about was three years to recognize the $35 million. And on the debt front, I'm wondering, have you already secured financing? And what's the rate that you're looking at on that debt?
Answer – Peter A. Smith: We have highly committed financing letters that we've shared with Ceragon. So, we're pretty confident in the debt market. And then, there we get the $35 million out in the first two years. So, year three – the beginning of year three, you could model $35 million cost out.
Question – Scott W. Searle: Got you. And if I could, just to follow up in terms of the current conditions and the timing of the bid, what's the update in terms of the demand picture supply chain? Is there any change on that front that's kind of driving the outlook right now or just being opportunistic in terms of being able to add a lot of scale in a relatively short period of time?
Answer – Peter A. Smith: Look, we've said that, when we've talked about our capital allocation strategy that, if we have an opportunity to do a transformative acquisition, we would. And this opportunity we started working on in November and, we haven't been able to negotiate a transaction outside the public eye. And we've let seven months transpire and thought this is the time to do it. And then the second point is we did amass our 5% threshold. We do have a filing requirement. And as we crossed that threshold, we needed to go public.
Question – Scott W. Searle: Okay. And lastly, if I could, and I think you've already answered this, but in terms of the vertical integration strategy that Ceragon has, and today's announcement with MaxLinear that you're continuing to solidify that relationship in terms of working with third parties on that front. Is that kind of how we would think about the evolution that ultimately you would be going, completely to work with third-parties and not going the vertical integration route that is pose some problems in terms of Ceragon's new products and timing coming to market? Thanks.
Answer – Peter A. Smith: Yeah. So thanks for that question, Scott. So, Aviat has the highest capacity radios on the market and that derives from our system architecture. We also have good margins because we invest in embedded software and standalone software. We do leverage MaxLinear for our current modem. And in the future, we think leveraging the innovation of MaxLinear will, in a combined company, would decouple the problems that Ceragon has encountered and allow us to innovate more on the system architecture and the software.
Question – Scott W. Searle: Great. Thanks.
Answer – Peter A. Smith: Thanks for the question. Yeah.
Operator
We'll take our next question from Tim Savageaux of Northland Capital.
Analyst:Tim Savageaux
Question – Tim Savageaux: Hi. Good afternoon.
Answer – Peter A. Smith: Hi. Hi, Tim.

Question – Tim Savageaux: Can you guys hear me?
Answer – Peter A. Smith: Yeah.
Question – Tim Savageaux: Great. I just want to follow up in terms of breaking down the synergy assumption in terms of what you might expect from cost of goods and OpEx. If you look at it in total, it's around 20% of the combined OpEx base. Obviously, that's a much lower number if you add in the COGS and I would – incorporated in that assumption – is it incorporated that you'll see some gross margin improvement as a result of the shift to merchant products or does that – are we mostly talking about OpEx here in terms of the synergies?
Answer – Peter A. Smith: It's mostly OpEx, Tim. Mostly OpEx.
Question – Tim Savageaux: Okay. So, you've got a pretty significant, well, yes and no in terms of overlap then. Maybe, as you execute that strategy on the merchant side going forward, can you see Ceragon gross margins coming up to Aviat levels over time? And it sounds like that's not assumed in your synergy forecast.
Answer – Peter A. Smith: No, that's not assumed. So, look, some of Ceragon's business is in India and that's a tough place to get higher prices. And a lot of their business goes to mobile network operators, and they don't have the engineering or the value-added services that we have with private network. So, we didn't model an improvement in gross margins.
Question – Tim Savageaux: Got it. And I'll circle back to Scott's question I guess briefly, in terms of, can you give us any guidance at all for what sort of rate you might expect on the debt, given that those numbers have been moving around a lot recently, might have been different when you started this process? And do you have anything, any commentary, given where we are in terms of the end of the fiscal year on Aviat's kind of standalone results or outlook?
Answer – Peter A. Smith: Yeah. So, I'll let David jump in with the financing and the debt rate. I would add, to kind of talk about the gross margin question, we've been rebuffed with respect to diligence and perhaps there's something in diligence that we could figure out. And we're – we only want to talk about the transaction, because we're in our quiet period for results. So, we'll keep the supply chain and the demand environment until August, Tim. Sorry about that.
Question – Tim Savageaux: No. That's fair enough.
Answer – Peter A. Smith: Dave, if you want to (00:20:38)?
Answer – David M. Gray: Yeah. As far as the...
Question – Tim Savageaux: Last one from me and then I'll pass it on.
Answer – David M. Gray: Okay.
Question – Tim Savageaux: Oh, I'm sorry. Go ahead, David.
Answer – David M. Gray: Yeah. Tim, you want me to finish off your question on the debt?
Question – Tim Savageaux: Yeah. Of course. Of course.
Answer – David M. Gray: Yeah. So, we've been talking throughout this process with a number of banks. And we feel – we have a clear line of sight to stay within the pro rata Term A market, not have to get into the institutional Term B, so that would, in and of itself, that market is much more stable than what you're seeing out in the institutional side of things. So, having said that, we still took a fairly conservative view in our internal modeling as far as what interest rate we'd be paying. I don't want to go into that kind of specifics because it still is in flux, as you say. But I think we're pretty comfortably covered there.
Question – Tim Savageaux: Fair enough. And last one for me before I pass it on, and this is on taxes, I guess, obviously, you guys got some very substantial NOLs sitting around both in terms of US and internationally. Do you feel like a transaction like this would really allow you to monetize those in a meaningful way?
Answer – Peter A. Smith: Yeah. So the way I would put it, Tim, is, as we get through the integration, it would certainly allow us to generate significant amount of cash, so yeah. To answer your question simply, yes. And postsynergy realization, the cash generation of the combined entity is significant.
Answer – David M. Gray: Yeah. And I think the bulk of the...
Question – Tim Savageaux: Got it. Thanks.
Answer – David M. Gray: The majority of NOLs are in North America anyway. So I think those would be not the – not very impacted by this transaction.
Answer – Peter A. Smith: Tim?
Question – Tim Savageaux: Thanks.
Operator
We will take our next question from Erik Suppiger of JMP Securities.
Analyst:Erik Suppiger
Question – Erik Suppiger: Yeah. Thanks for taking the question. Congrats on an interesting announcement here. Just curious from a pricing perspective, as a combined company, do you think that you would be able to increase pricing across any particular markets? And do you think this will allow you to move upmarket into the Tier 1 service providers very effectively?
Answer – Peter A. Smith: Yeah. I don't think any pricing power will be derived from this transaction. There is very little overlap in the customer base. Ceragon, we're heavily weighted in the private networks and Ceragon is more in the service providers. So the combined entity would have less private networks than Aviat has today and more service providers. So, I would say no on pricing, and I would say the overall mix of the business would increase and weigh towards service providers.
Question – Erik Suppiger: Okay. And then, would you keep the sales organizations largely intact? It sounds like you've got pretty different footprints. Is there synergies derived from that or is that largely kept as it is?
Answer – Peter A. Smith: There would be some overlap in the sales organizations that we would rationalize over time.
Question – Erik Suppiger: Very good. Thank you.
Answer – Peter A. Smith: Good.

Operator
We'll take our next question from Dave Kang of B. Riley.
Analyst:Dave Kang
Question – Dave Kang: Thank you. Good afternoon or good evening. My first question is how big is the Indian market? And for that matter, how big is the Latin America market? And what do you think Huawei's market shares are in those regions?
Answer – Peter A. Smith: Well, Huawei has got about 20% overall market share and both of those regions are $200 million, $300 million. We can give you the specific Latin America, India market sizes in a follow-up, Dave. But just as a ballpark, that's where we are. And Huawei is not strong where their strength in India is waning given geopolitics, but they still have a reasonable presence in Latin America.
Question – Dave Kang: So, is it fair to assume that those market shares will be up for grabs going forward?
Answer – Peter A. Smith: Well, on previous earnings calls, we've talked about the Aviat share gain funnel from Huawei being about $60 million. And in a combined entity, I think we get more competitive versus Huawei. So, yeah, I don't want to say it's up for grabs, but I think there's opportunity.
Question – Dave Kang: Right, especially since you mentioned that Ceragon is more levered to service providers where you're more...
Answer – Peter A. Smith: Correct.
Question – Dave Kang: ...private networks so, right. Okay. Got it. Thank you.
Answer – Peter A. Smith: Thank you.
Operator
Our next question is from Theodore O'Neill of Litchfield Hills Research.
Analyst:Theodore R. O'Neill
Question – Theodore R. O'Neill: Thanks very much. Pete, it looks like – correct me if I'm wrong, both you and Ceragon have Dish Network as clients. Does that, with this merger, impact that at all and also correct me if I'm wrong on this too, it looks like Dish is buying the same thing from both of you.
Answer – Peter A. Smith: The Dish situation is where you compete city for city. We had just signed up a year before Ceragon made their announcement. They have their product and we have ours. And we're in a city by city competition. There are 6 to 10 players. So, I think that Dish has choice.
Question – Theodore R. O'Neill: Okay. Thanks very much.
Operator
Thank you. We'll move to Alex Henderson of Needham. Your line is open.

Analyst:Alex Henderson
Question – Alex Henderson: Thanks. And to management, thanks for finally getting this thing going here. I think we've been...
Answer – Peter A. Smith: Alex, it was your suggestion at the Needham Conference.
Question – Alex Henderson: Yeah. It's been ages that we've been recommending it. So, I hope something happens. I guess my primary question is, as your bankers have looked through the mechanics associated with the defenses that Ceragon might have in place, the structure of its board or any other impediment, how likely do you think it is that given the 5% ownership plus a position which you can actually get them to execute a vote on the subject? Or is that something that they are going to just flat resist, in which case, how does this transaction go any further?
Answer – Peter A. Smith: Yeah. So, we – our read of the legal landscape is, as a 5% shareholder, we are entitled to nominate our directors and that will go to a shareholder vote. And we think the offer is compelling and there will be support from the shareholders that we've heard from thus far. So, that's we – the reason we went ahead with buying the 5% and making an offer in late November and in April, and our Chairman and I went to Israel is because we think there's a lot of logic and we think that if – we'd much prefer a negotiated transaction and diligence. But if we can't come to the conclusion, we are confident in our offer and in our nominees and the Israeli legal process for getting a fair hearing on our offer with a new board. So that's – Alex, we wouldn't have spent the time and energy if we didn't have a degree of confidence that led us to invest all of the effort that we put in so far. So – and I really appreciate your support and you want to see this.
Question – Alex Henderson: And in structural terms, the expansion of the board, it's one thing to replace three board members, but the expansion of the board, are there any encumbrances against that particular piece? And what is the structure of the vote that has to occur? Is it just a 50% majority of the shareholders? Or how does that mechanically get approved?
Answer – Peter A. Smith: Yeah. So the bar for winning is 50% of the shareholder vote. There is a quorum bar that eludes me at this moment. And the Ceragon bylaws, they have seven board members. Their bylaws permit nine so we nominated five.
Question – Alex Henderson: Right. Okay. I see. Going back to the fundamentals that you talked about on the cost savings in the – particularly around the chip, the 100-gig chip set that Ceragon has been working to bring to market, it sounds like you're suggesting that you would not use that chip, that you would, in fact, prefer to go with MaxLinear and decommission that program? Is that what I'm hearing?
Answer – Peter A. Smith: So, look, we would like diligence, right? So, in the absence of diligence, we need to use the MaxLinear chip. If we were able to get diligence, then we could determine whether the MaxLinear chip was better or the Ceragon chip was better, and we could make that choice accordingly, but based on the information that we have available today, we believe that the MaxLinear road map is more powerful in terms of the core, the channel sizes, the frequency bands we know are more expansive than what Ceragon has. We match on capacity. We have similar interfaces, so I'd like to learn more. If we can't learn more, we would stick with MaxLinear in a combined entity.
Question – Alex Henderson: I see. Okay. Those were my questions. Thank you very much for letting me ask them, and thanks for getting this process going.
Answer – Peter A. Smith: Thank you, Alex.

Operator
And we have a follow up from Tim Savageaux of Northland Capital. Your line is open.
Analyst: Tim Savageaux
Question – Tim Savageaux: Yeah. I want to follow up on revenue synergy potential, and also kind of accretion potential. First on revenue synergies, that was really interesting. In your slide deck, that the combined entity that you estimate to be bigger than Nokia, and not that much smaller than Ericsson. I think it's pretty clear that you don't have any revenue synergies implied in your model here. But given that scale, is there a potential to accelerate share gains that you've been seeing from Nokia at present, to be better positioned in Huawei replacement opportunities in general to accelerate the growth rate you've been seeing over the last few years?.
Answer – Peter A. Smith: Yeah. So, we didn't model any revenue synergies, right? So, I get criticized and rightfully so for being conservative. Revenue synergies are very difficult to perfect. But on a -if you think about it, the – there would be better competitors from a combined Aviat-Ceragon entity that could give customers that are dependent on Huawei more comfort and more consideration. So, Tim, we've known each other for a while and you ask a strong question, I give you the kind of careful answer, right?
Question – Tim Savageaux: I certainly never criticize anybody for being conservative. I don't know what you're talking about. And then, I guess the last question was on accretion potential. Given that your synergy target is essentially equivalent to, at least my estimate, for the company's net income this year, fiscal 2022.
Answer – Peter A. Smith: Yeah.
Question – Tim Savageaux: That would suggest a fair – obviously, we have to deal with the debt costs. But even taking that into consideration, it seems like accretion well north of 50% is in play here from what you're looking at currently.
Answer – David M. Gray: Yeah. I guess – I don't know if I'd get quite that high just yet. I mean, there's a lot of things we don't know as of now, but based on what we're modeling, I think we're taking a conservative view towards it. And I think the $35 million that we're looking at, again, as Pete said, it is mostly OpEx, some amount of COGS in that, but those will play well into the overall financial performance and more than take care of the interest coverage that we would need to generate. And the businesses itself should be turning off a fair amount of cash. So, I think there's certainly potential – I would say potentially upside, but there's a lot we don't know right now. So, we're taking a conservative view as far as what it could be.
Question – Tim Savageaux: Fair enough. I'm just tossing the number out there. That seems pretty reasonable anyway. And congrats on the, again, getting the ball rolling here. Looks like a very interesting opportunity. Good afternoon.
Answer – Peter A. Smith: Okay. Thanks, Tim.
Operator
We'll take our next question from George Iwanyc of Oppenheimer.
Analyst:George Iwanyc

Question – George Iwanyc: Thank you for taking my questions. Pete, do you anticipate any regulatory challenges or things that might have to happen from a product portfolio standpoint?
Answer – Peter A. Smith: So, we don't anticipate any regulatory challenges as we would be in third place competing against the likes of Huawei, Nokia and Ericsson. So, we don't see that. We have very little exposure to China. So, the (00:37:08) risk is limited. And then on – in terms of product rationalization, I think you have to keep the portfolios going for a couple of years and then, as you move to the next generation, you would rationalize the product portfolio. But the combined – the combination of Ceragon and Aviat's portfolio, we'd have a broader array of products that would better enable the combined entity to compete with Huawei, Nokia and Ericsson. So, we don't have product overlap. We keep those, and where we do on the next generation, we would rationalize the portfolio where there is overlap. It's kind of classic product management, George.
Question – George Iwanyc: Okay. And, given the generalists out there, that you mentioned, do you expect that there's a potential of a competing offer?
Answer – Peter A. Smith: I would submit that if that were the case, it would have already been made. And it's not clear that the generalists are – the generalists seem to us to be focused on the RAN part of the network, and not as focused on the microwave piece. But over the next couple of months, I'm sure if there is interest, we will address this.
Question – George Iwanyc: And maybe one final question for me. When you look at the kind of the regional landscape and the two companies' exposures, are there any markets that you would potentially deemphasize after the merger? Or would you say equally committed to India, given the challenges from a pricing and margin standpoint?
Answer – Peter A. Smith: Yeah. In my background, I've made a – I've run a pretty successful Indian business in energy storage. And I think some of the strategies we used in that business would be applicable to the challenges of doing backhaul in India. And I think we, with our operating system, we could improve the India business on behalf of – with Ceragon and the Aviat portfolio.
Question – George Iwanyc: Okay. Thank you.
Answer – Peter A. Smith: We will remain equally committed.
Question – George Iwanyc: Thank you very much.
Operator
And it appears that we have no further questions at this time. I'd be happy to return the call to Mr. Smith for any concluding remarks.
Yeah. So, I'd like to thank all the interested investors and analysts for calling in on short notice. It's an exciting time. It's an exciting opportunity for the microwave backhaul industry. And we will keep you updated on Aviat's standalone progress. We'll give our full year results in August, and as the transaction develops, we will be sure to keep you all informed. Thanks for calling in.
Operator
This does conclude today's call. You may now disconnect your lines. And everyone, have a great evening.

Forward-Looking Statements
The information contained in this document includes forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including, without limitations, Aviat’s beliefs and expectations regarding the proposed transaction between Aviat and Ceragon and the results of the requested extraordinary general meeting of shareholders of Ceragon. All statements, trend analyses and other information contained herein regarding the foregoing beliefs and expectations and other statements identified by the use of forward-looking terminology, including, without limitation, "anticipate," "believe," "plan," "estimate," "expect," "goal," "will," "see," "continue," "could, " "may, " "might, " "potential," "seek," "should," "delivering," "view," and "intend," or the negative of these terms or other similar expressions, constitute forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, forward-looking statements are based on estimates reflecting the current beliefs, expectations and assumptions of the senior management of Aviat regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should therefore be considered in light of various important factors, including those set forth in this document. Risks and uncertainties that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements are discussed in our Annual Reports on Form 10-K and our other filings with the Securities and Exchange Commission.
The forward-looking statements included in this release are made as of the date hereof and, except as required by law, Aviat undertakes no obligation to update, amend, or clarify any forward-looking statement to reflect events, new information, or circumstances occurring after the date of this release.
Additional Information
This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 or an exemption therefrom.
In connection with any transaction between Aviat and Ceragon that involves the issuance of Aviat shares to the Ceragon shareholders, Aviat will file a registration statement with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.